[redacted]

08000562

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

31st January 2008

Dear Sir or Madam,

SUPPL

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
FEB 08 2008
THOMSON
FINANCIAL

P/O Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Innovation for patient care

Press release

Ipsen's Full Year 2007 sales

- **Full year 2007 Group sales in line with objectives: +6.8%**
- **Solid growth in volume in 2007: +9.1%**
- **Strong and continued dynamics in specialist care products: +11.2%**
- **Strong growth outside the five Major Western European Countries: +14.9%**

Paris (France), 31 January 2008 - Ipsen (Euronext: IPN) reported today its sales for the full year 2007.

Fourth quarter and full year unaudited IFRS consolidated sales

(in million euros)	4th quarter			12 months		
	2007	*2006*	*% change*	*2007*	*2006*	*% change*
SALES BY REGION						
Major Western European countries	145.3	139.9	*3.9%*	564.3	551.7	*2.3%*
Other European countries	50.4	43.7	*15.4%*	208.1	184.8	*12.6%*
Rest of the world	37.5	26.9	*39.5%*	148.1	125.2	*18.3%*
Group Sales	**233.2**	**210.5**	***10.8%***	**920.5**	**861.7**	***6.8%***
SALES BY PRODUCT						
Specialist Care	128.5	107.2	*19.8%*	493.7	443.8	*11.2%*
Primary care	96.8	96.9	*(0.2%)*	393.1	390.8	*0.6%*
Total Drug Sales	**225.2**	**204.1**	***10.3%***	**886.8**	**834.6**	***6.3%***
Drug-related Sales[1]	**8.0**	**6.3**	***26.2%***	**33.7**	**27.1**	***24.3%***
Group Sales	**233.2**	**210.5**	***10.8%***	**920.5**	**861.7**	***6.8%***

Consolidated Group sales reached €920.5 million, up 6.8% year-on-year. This increase was fuelled by the strong growth in endocrinology and neuromuscular disorders franchises, up 19.7% and 13.6% respectively over the period and by the strong performance of gastroenterology products in international markets, up 9.2% year-on-year, partly offset by slower sales in France, notably of Tanakan® and Ginkor Fort®, both products suffering from volume decreases as well as price cuts respectively enforced in July 2007 and March 2006.

In volume, Group sales grew by a solid 9.1% year-on year. Price pressure negatively impacted Ipsen's consolidated sales growth by 2.1 points representing €17.9 million, among which €3.9 million on Tanakan® in France and €4.3 million on Decapeptyl® in Italy.

Sales in **Major Western European countries** amounted to €564.3 million, up 2.3% year-on-year, driven by robust growth of Decapeptyl® in Germany and the United Kingdom and of Dysport® in the United Kingdom, partially offset by a slow-down in France, notably due to negative price impacts on Tanakan® and Ginkor Fort®. Over the same period sales in this region represented 61.3% of total sales compared with 64.0% a year earlier. Sales in **Other European countries** reached €208.1 million, up 12.6% year-on-year. Over the same period, sales in this region represented 22.6% of total sales, against 21.4% a year earlier. Sales generated in the **Rest of the World** reached €148.1 million, up 18.3% year-on-year, reflecting the intrinsic volatily in order intake in many export markets. Over the same period, sales in this region represented 16.1% of total sales, against 14.5% a year earlier.

[1] Active ingredients and raw materials

Innovation for patient care

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in specialist care areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.
Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Risk factors

The Group carries on business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to Ipsen's 2006 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.

- A number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed.

- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business.

- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

- The Group must deal with or may have to deal with competition (i) from generic products, (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.

Major developments in the period under review

During the fourth quarter 2007, the major developments included:

- On December 6, 2007 – Ipsen and Galderma, a leading global pharmaceutical company focused on dermatology, announced that they have entered into a new partnership for the exclusive promotion and distribution of Ipsen's Dysport®, the company's botulinum toxin type A product, for use in aesthetic medicine and dermatological indications in Brazil, Argentina and Paraguay.

- On December 6, 2007 - Ipsen and Medicis announced the submission of the Biologics License Application ("BLA") for Reloxin® to the U.S. Food and Drug Administration ("FDA"). Upon FDA's acceptance of the Reloxin® filing, Medicis will pay Ipsen approximately $25 million in accordance with the agreement between the parties. In March 2006, Ipsen granted Medicis the rights to develop, distribute and commercialize Ipsen's botulinum toxin product in the United States, Canada and Japan for aesthetic use by physicians. Medicis anticipates a response from FDA in approximately 10 months following FDA's receipt of the Reloxin® submission.

- On December 6, 2007 - Ipsen announced that it has submitted a Biologics License Application (BLA) for Dysport® for Injection in cervical Dystonia to the Food and Drug Administration (FDA) in the United States for the treatment of patients with cervical dystonia.

- On December 4, 2007 - Ipsen and Erasmus University Medical Center Rotterdam announced that they have extended their alliance by concluding a collaboration agreement to identify and progress therapeutic concepts and innovative products within the fields of endocrinology, diabetes and metabolism.
- On November 20, 2007 - Celera, an Applera Corporation business, and Ipsen announced that they have entered into a research collaboration to develop biomarker and pharmacogenomic tests for growth failure patients.
- On October 10, 2007 - Ipsen and Debiopharm, a global independent biopharmaceutical development specialist in oncology and serious medical conditions announced the extension of their agreement, whereby Ipsen exclusively in-licenses know-how and new patent applications for the commercialization rights of Decapeptyl® (triptorelin pamoate) in the world excluding North America, and some other countries (Sweden, Israel, Iran and Japan).

European governments continued to introduce various measures to reduce public healthcare spending, which affected the Group's sales and earnings during 2007:

- In France, the price of Ginkor Fort®, which generated sales of €38.2 million in France in 2006, was cut by 15% in February 2006. On 25 January 2006 the French Authorities published their decision to lower the reimbursement rate of Ginkor Fort® from 35% to 15% from 1 February 2006 to 31 December 2007, and to remove it from the list of reimbursable drugs on 1 January 2008.
- The price of NutropinAq® was also reduced in France by 7% on 1 August 2006 following a decision of the Economic Committee for Health Products (CEPS).
- The French authorities have also announced a reimbursement rate cut – to 35% from 65% - along with a 7% price reduction on Pfizer's Artotec®, the promotion of which is carried out by Ipsen since 2006. These measures have been implemented on 1 January 2007.
- In Italy, the government announced a 0.6% reduction in drug prices, effective as of 1 July 2006, followed by a second 5.0% reduction effective as of 1 October 2006. Moreover, hospitals have been allowed to purchase and distribute pharmacy-dispensed products at a discount.
- On 26 October 2006, the French Minister of Health and Solidarities decided to maintain the class of vasodilators, among which Tanakan®, on the list of reimbursable drugs and to keep their reimbursement rate by the French Social Security at 35%. Furthermore, the Minister had asked the *Comité Économique des Produits de Santé* to implement a price cut of up to 20% to these drugs by the end of January 2007. On 15 June 2007, a 10% price cut on Tanakan® in France as of 1 July 2007 was published in the *Journal Officiel.*
- In the United Kingdom the Department of Health has approved list price increases as of 1 June 2007 from 6.7 % to 9.6% for Dysport®, Somatuline® and NutropinAq® thanks to over-delivery of savings to the Department due to over-budget sales performance of Decapeptyl®.

Comparison of consolidated sales for the fourth quarter and full year of 2007 and 2006:

Sales by geographical region

Group sales by geographical region for the fourth quarter and full year 2007 and 2006 were as follows:

	4th quarter			12 months		
(in thousand euros)	*2007*	*2006*	*% change*	*2007*	*2006*	*% change*
France	92,764	92,648	*0.1%*	353,894	358,666	*(1.3%)*
Spain	14,325	13,683	*4.7%*	55,604	53,099	*4.7%*
Italy	15,896	15,285	*4.0%*	65,312	66,414	*(1.7%)*
Germany	11,429	9,513	*20.1%*	48,026	40,279	*19.2%*
United Kingdom	10,888	8,751	*24.4%*	41,426	33,216	*24.7%*
Major Western European countries	**145,302**	**139,880**	**3.9%**	**564,262**	**551,674**	**2.3%**
Other European countries	**50,406**	**43,696**	**15.4%**	**208,121**	**184,800**	**12.6%**
Asia	17,690	13,116	*34.9%*	77,988	67,184	*16.1%*
North America	469	99	*374.6%*	420	99	*325.3%*
Other countries in the rest of the world	19,377	13,701	*41.4%*	69,684	57,919	*20.3%*
Rest of the world	**37,535**	**26,916**	**39.5%**	**148,092**	**125,202**	**18.3%**
Group Sales	**233,244**	**210,492**	**10.8%**	**920,475**	**861,676**	**6.8%**

For the fourth quarter 2007, sales generated in the **Major Western European countries** amounted to €145.3 million, up 3.9% year-on-year (fourth quarter 2006, €139.9 million). For the full year 2007, sales in the Major Western European countries amounted to €564.3 million, up 2.3% year-on-year, driven by the robust sales growth of Somatuline® in the United Kingdom, France and Spain and of NutropinAq® in Italy, France and in the United Kingdom. These good performances were partially offset by negative price impacts in Italy, notably on Decapeptyl® and by a decrease in Tanakan® sales in France following a 10% price cut implemented on July 1, 2007 and an increased competitive environment. Sales in this region represented 61.3% of total sales compared with 64.0% a year earlier.

France – For the fourth quarter 2007, sales reached €92.8 million, up 0.1% year-on-year (fourth quarter 2006, €92.6 million), strongly impacted by the price cut on Tanakan® and by an increased competitive environment in France, following the recent launch of a new product containing a Ginkgo biloba extract. These negative impacts offset the positive effects of the launch of Adrovance™ in May 2007 as well as the good performances of Somatuline®, NutropinAq®, Forlax®, Smecta®, Nisis® & Nisisco® and Dysport®. For the full year 2007, solid sales growth of specialist care products and of Smecta® and Forlax® were offset by decreasing sales of Tanakan®, down 14.7 points year-on-year and by decreasing sales of Ginkor Fort®, in the context of its impending delisting from the list of reimbursed products on January 1, 2008. The weight of France in the Group's consolidated sales continued to decline, representing 38.4% of total Group sales against 41.6% a year earlier.

Spain – For the fourth quarter 2007, sales reached €14.3 million, up 4.7% year-on-year (fourth quarter 2006, €13.7 million). For the full year 2007, sales were up 4.7% year-on-year, fuelled by the growth of Somatuline®, NutropinAq®, and Dysport®, despite an increased competitive environment for Decapeptyl®.

Italy – For the fourth quarter 2007, sales reached €15.9 million, up 4.0% year-on-year (fourth quarter 2006, €15.3 million), despite negative price impacts reaching -€0.5 million during the period. For the full year 2007, sales decreased by 1.7% year-on-year, with price pressure

negatively impacting sales growth by 8.2 points. This price pressure resulted from the combination of a mandatory 5% price cut implemented in October 2006 by the Italian authorities and of price erosion linked to a higher hospital distribution, which accounts for more than two thirds of total sales, notably for Decapeptyl® and Somatuline®.

Germany – For the fourth quarter 2007, sales reached €11.4 million, up 20.1% year-on-year (fourth quarter 2006, €9.5 million). For the full year 2007, sales amounted to €48.0 million, up by 19.2% year-on-year. All specialist care products continued to show strong growth, with notably sales of Decapeptyl®, launched in June 2004, almost doubling year-on-year.

United Kingdom – For the fourth quarter 2007, sales reached €10.9 million, up 24.4% year-on-year (fourth quarter 2006, €8.8 million). For the full year 2007, sales in the United Kingdom were up 24.7% year-on-year, with all products displaying strong growth, and in particular Decapeptyl®, successfully launched in 2005, almost doubling year-on-year.

For the fourth quarter 2007, sales generated in the **Other European countries** reached €50.4 million, up 15.4% year-on-year (fourth quarter 2006, €43.7 million). For the full year 2007, sales generated in the Other European countries reached €208.1 million, up 12.6% year-on-year (full year 2006, €184.8 million) mainly driven by strong volume growth of Tanakan® in Romania and Eastern European countries, and Decapeptyl® in Poland and Eastern European countries. Over the same period, sales in this region represented 22.6% of total consolidated Group sales, against 21.4% a year earlier.

For the fourth quarter 2007, sales generated in the **Rest of the World** reached €37.5 million, up 39.5% year-on-year (fourth quarter 2006, €26.9 million) thanks to strong volume growth of Smecta® in China, of Decapeptyl® in China and the Middle East, of Dysport® in Brazil, South Korea and Australia, and of all products in Algeria. For the full year 2007, sales generated in the Rest of the World reached €148.1 million, up 18.3% year-on-year, driven notably by a good performance of Decapeptyl® in the Middle East and China, of Dysport® in Brazil and Australia and of Smecta® in China. Over the same period, sales in this region represented 16.1% of total consolidated Group sales, against 14.5% a year earlier.

IPSEN
Innovation for patient care

Sales by therapeutic area and by product

The following table shows sales by products, regrouped by therapeutic areas for the fourth quarter and full year 2007 and 2006:

	4th quarter			12 months		
(in thousand euros)	*2007*	*2006*	*% change*	*2007*	*2006*	*% change*
Oncology	60,759	53,544	13.5%	235,164	222,039	5.9%
of which Decapeptyl® (1)	*60,755*	*53,521*	*13.5%*	*235,141*	*221,925*	*6.0%*
Endocrinology	34,715	27,331	27.0%	129,855	108,448	19.7%
of which Somatuline® (1)	*27,783*	*22,423*	*23.9%*	*103,622*	*92,222*	*12.4%*
NutropinAq® (1)	*6,123*	*4,428*	*38.3%*	*23,688*	*14,728*	*60.8%*
Increlex® (1)	*190*		*na*	*193*		*na*
Neuromuscular disorders	33,004	26,367	25.2%	128,699	113,319	13.6%
of which Dysport® (1)	*33,004*	*26,367*	*25.2%*	*128,699*	*113,319*	*13.6%*
Specialist Care	**128,478**	**107,242**	***19.8%***	**493,718**	**443,806**	***11.2%***
Gastroenterology	41,148	39,075	5.3%	171,852	157,430	9.2%
of which Smecta®	*20,899*	*19,054*	*9.7%*	*88,889*	*80,341*	*10.6%*
Forlax®	*13,225*	*11,975*	*10.4%*	*51,843*	*46,303*	*12.0%*
Cognitive disorders	29,201	34,162	(14.5%)	119,347	129,882	(8.1%)
of which Tanakan®	*29,201*	*34,162*	*(14.5%)*	*119,347*	*129,882*	*(8.1%)*
Cardiovascular	23,692	22,359	6.0%	95,245	99,268	(4.1%)
of which Nisis® & Nisisco®	*15,406*	*12,030*	*28.1%*	*53,694*	*50,661*	*6.0%*
Ginkor Fort®	*7,541*	*8,809*	*(14.4%)*	*36,891*	*41,700*	*(11.5%)*
Other Primary Care products	2,712	1,305	107.9%	6,630	4,197	58.0%
of which Adrovance™	*1,010*		*na*	*2,609*		*na*
Primary care	**96,753**	**96,901**	***(0.2%)***	**393,074**	**390,777**	***0.6%***
Total Drug sales	**225,231**	**204,143**	***10.3%***	**886,792**	**834,583**	***6.3%***
Drug-related sales	**8,013**	**6,349**	***26.2%***	**33,683**	**27,093**	***24.3%***
Group Sales	233,244	210,492	*10.8%*	920,475	861,676	*6.8%*

(1) Peptide- or protein-based products

For the fourth quarter 2007, sales of **specialist care products** reached €128.5 million, up 19.8% year-on-year (fourth quarter 2006, €107.2 million), representing 55.1% of the Group's consolidated sales, against 50.9% a year earlier. For the full year 2007, sales of specialist care products reached €493.7 million, up 11.2% year-on-year (full year 2006, €443.8 million), representing 53.6% of the Group's consolidated sales, against 51.5% a year earlier.

- **Within the oncology franchise, Decapeptyl®** sales reached €60.8 million for the fourth quarter 2007, up 13.5% year-on-year (fourth quarter 2006, €53.5 million) mainly due to very strong growth in Middle East, Poland and China despite negative price impacts mainly in Italy and France. For the full year 2007, sales of Decapeptyl® were up 6.0%, driven by strong sales in the Middle East, Germany, China, and Central Europe (particularly Poland) despite the negative price impacts in Italy described above and a certain slow-down in Spain and in Belgium.

- **In endocrinology,** sales reached €34.7 million for the fourth quarter 2007, up 27.0% year-on-year (fourth quarter 2006, €27.3 million), driven by the strong performance of Somatuline® in all countries.

For the full year 2007, sales in endocrinology represented 14.1% of total Group sales, up against 12.6% a year earlier.

Somatuline® -- For the fourth quarter 2007, sales reached €27.8 million, up 23.9% year-on-year (fourth quarter 2006, €22.4 million). For the full year 2007, Somatuline® sales amounted to €103.6 million, up 12.4% year-on-year, thanks to strong growth in the United Kingdom, France, Spain, Belgium and Australia.

NutropinAq® -- For the fourth quarter 2007, sales reached €6.1 million, up 38.3% year-on-year (fourth quarter 2006, €4.4 million). For the full year 2007, sales of NutropinAq® amounted for €23.7 million, up 60.8% year-on-year driven by strong performances in all countries, especially in France, Italy and Austria.

- **Within the neuromuscular disorders franchise, Dysport®** sales reached €33.0 million, up 25.2% year-on-year (fourth quarter 2006, €26.4 million), fuelled by strong sales in Brazil. For the full year 2007, sales of Dysport® amounted to €128.7 million, up 13.6% year-on-year driven by strong growth in the United Kingdom, Brazil, Russia, Germany and Mexico.

For the fourth quarter 2007, sales of **Primary Care products** reached €96.8 million, down 0.2% year-on-year (fourth quarter 2006, €96.9 million), impacted by slower sales in France, notably of Tanakan® and Ginkor Fort®, both products suffering from price cuts respectively enforced in July 2007 and March 2006, and pressure on volumes sold. Sales of Primary care drugs outside the Major Western European countries, continued to perform well, notably of gastroenterology products in China. For the full year 2007, sales of Primary Care products reached €393.1 million, up 0.6% year-on-year (full year 2006 €390.8 million), representing 42.7% of the Group's consolidated sales, against 45.4% a year earlier. The solid sales growth in gastroenterology (up 9.2% year-on-year) and the favourable impact of the launch of Adrovance™ (sales of €2.6 million in 2007) were fully offset by the negative performance of Ginkor Fort® and Tanakan® in France.

- **In gastroenterology,** sales reached €41.1 million, up 5.3% year-on-year (fourth quarter 2006, €39.1 million).

Smecta® -- For the fourth quarter 2007, sales reached €20.9 million, up 9.7% year-on-year (fourth quarter 2006, €19.1 million), thanks to strong sales in France where a formulation with a new aroma was launched, and in Eastern Europe and China, despite lower sales in Algeria compared to the fourth quarter of 2006. For the full year 2007, sales of Smecta® amounted to €88.9 million, up 10.6% year-on-year. Sales of Smecta® outside of France reached 67.1% of total sales of the product in the full year 2007, compared with 66.8% a year ago.

Forlax® -- For the fourth quarter 2007, sales reached €13.2 million, up 10.4% year-on-year (fourth quarter 2006, €12.0 million), with particularly strong sales growth in France. For the full year 2007, sales of Forlax® amounted to €51.8 million, up 12.0% year-on-year. Sales in France represented 76.0% of total sales of the product over the period, versus 78.9% a year ago.

- **Within the cognitive disorders area,** sales of **Tanakan®** for the fourth quarter of 2007 reached €29.2 million, down 14.5% year-on-year (fourth quarter 2006, €34.2 million) following the implementation of a 10% price reduction by the French *Comité Économique des Produits de Santé* on July 1, 2007. The sales of Tanakan® were also negatively impacted by an increased competitive environment in France, following the recent launch of a new product containing a Ginkgo biloba extract. For the full year 2007, sales of Tanakan® amounted to €119.3 million, down 8.1% year-on-year. Sales of Tanakan® in France represented 65.8% of total Tanakan® sales in 2007 compared with 70.8% a year earlier.

- **In the cardiovascular area,** sales in the fourth quarter of 2007 amounted to €23.7 million, up 6.0% year-on-year (fourth quarter 2006, €22.4 million). For the full year 2007, sales reached €95.2 million, down 4.1% year-on-year.

Nisis® and Nisisco® -- For the fourth quarter 2007, sales reached €15.4 million, up 28.1% year-on-year (fourth quarter 2006, €12.0 million), displaying continued market share gains. For

the full year 2007, sales reached €53.7 million, up 6.0% year-on-year, compared with a high baseline in the second half of 2006, when sales were boosted by the introduction on the market of a 3-month presentation in July 2006.

Ginkor Fort® -- For the fourth quarter 2007, sales amounted to €7.5 million, down 14.4% year-on-year (fourth quarter 2006, €8.8 million) due to volume decrease in France ahead of its removal from the list of reimbursed products in France as of January 1, 2008. For the full year 2007, sales amounted to €36.9 million, down 11.5% year on year.

- **Other primary care products** sales reached €2.7 million for the fourth quarter 2007, against €1.3 million a year earlier, with sales of **Adrovance™** contributing €1.0 million during the quarter. For the full year 2007, other primary care products sales reached €6.6 million, up 58.0% year-on-year, with sales of Adrovance™, reaching €2.6 million since its launch in France in May 2007.

For the fourth quarter 2007, **drug-related sales (active ingredients and raw materials)** were up 26.2% to €8.0 million, notably due to strong sales of active ingredients in Switzerland, Germany and South Korea. For the full year 2007, drug related sales amounted to €33.7 million, up 24.3% year-on-year compared with a low baseline in 2006. This growth was mainly driven by stronger sales in Switzerland, Germany and to a lesser extent, South Korea.

IPSEN
Innovation for patient care

Press release

FDA accepts for filing a Biologics License Application (BLA) for Dysport® in cervical dystonia

Paris (France), 31 January 2008 - Ipsen (Euronext: FR0010259150; IPN) today announced that the Food and Drug Administration (FDA) has accepted the filing of its BLA for Dysport® in the United States to treat patients with cervical dystonia. This acceptance signifies the start of the review process of the dossier.

About Dysport

The active substance in Dysport® is a botulinum neurotoxin type A complex, which acts at the level of the neuromuscular junction in the targeted muscle. Dysport®, Ipsen's botulinum toxin type A, is a neuromuscular blocking toxin which acts to block acetylcholine release at motor nerve ends and reduces muscular spasm. It was initially developed for the treatment of movement disorders such as cervical dystonia (a chronic condition in which the neck is twisted or deviated), blepharospasm (involuntary eye closure), hemifacial spasm and various forms of muscle spasticity, including post-stroke arm spasticity, spasticity of the lower limbs (calf) in adults and children with cerebral palsy. Dysport® was originally launched in the United Kingdom in 1991 and has marketing authorisations in over 70 countries.
The product is currently referred to as Reloxin® in the United States aesthetic market and Dysport® for medical and aesthetic markets outside the U.S.

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. From 24 December 2007, the Group will be part of the SBF120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

Innovation for patient care

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Thus, in order to develop a product which is viable from a commercial point of view, the Group must demonstrate, by means of pre-clinical and human clinical trials, that the molecules are effective and not dangerous to human beings. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

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